December 7, 2023

VIA EDGAR SUBMISSION

Ms. Jenny O’Shanick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Eos Energy Enterprises, Inc.
Registration Statement on Form S-3
File No. 333-263298 Request for Withdrawal of Acceleration Request

Dear Ms. O’Shanick:

Eos Energy Enterprises, Inc. (the “Company”) respectfully withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 set forth in a letter, dated December 7, 2023, from the Company.

Very truly yours,

Eos Energy Enterprises, Inc.

By:	/s/ Nathan Kroeker
Nathan Kroeker,
Chief Financial Officer